Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001-32650)

PRESS RELEASE
ICE SENDS LETTER TO CBOT STOCKHOLDERS
URGING THEM TO REJECT CME PROPOSAL
Says CME’s Supposedly Enhanced Offer Has Been Raised by
Less Than the Increase in CBOT’s 2007 Earnings Outlook
Atlanta, GA (June 27, 2007) — IntercontinentalExchange, Inc. (NYSE: ICE) today sent the following letter to Chicago Board of Trade (NYSE: BOT) stockholders and members urging them to reject the proposed sale to CME:
June 27, 2007
DON’T BE SOLD SHORT BY YOUR BOARD AGAIN — STOP CME
FROM BUYING CBOT ON THE CHEAP
CME’S SUPPOSEDLY ENHANCED OFFER HAS BEEN RAISED BY LESS THAN THE
INCREASE IN CBOT’S 2007 EARNINGS OUTLOOK
VOTE NO ON CME’S CLEARLY INFERIOR OFFER ON JULY 9
Dear Chicago Board of Trade Stockholder/Member:
Your Board has agreed to sell CBOT to CME in a transaction that significantly undervalues your company. Rather than match ICE’s higher offer, CME has yet again low-balled you with a supposedly enhanced offer that doesn’t reflect the true value of your company — and will be paid for by CBOT’s own improved earnings prospects. Instead of putting their money on the table, CME has continued to wage a campaign of low-road rhetoric in an attempt to scare you into voting for their inferior transaction.
THE CHOICE IS CLEAR:
ICE HAS CONSISTENTLY OFFERED YOU MORE VALUE FOR CBOT
By voting NO on July 9th, you can stop this inferior deal and send a message to your Board that you want it to consider ICE’s superior proposal.
CME’S “INCREASED” BID IS BEING PAID FOR BY
CBOT’S OWN IMPROVING EARNINGS PROSPECTS

Before ICE made its competing bid, the CBOT Board had agreed to sell your Exchange to the CME in a transaction that was then worth $151.28 per CBOT share. Since then, CBOT’s consensus EPS estimates have risen by 25% for 2007 and 22% for 2008. Yet CME has only increased its original bid by 22%: 16% on May 11 with a higher exchange ratio, and 6% on June 14 through a contingent special dividend. And you wouldn’t have gotten even this apparent increase from the CME without ICE’s superior proposal. Over the same period, CME’s 2007 and 2008 consensus EPS estimates have increased by just 2% and 3%, respectively. It’s a sweet deal for the slow-growing CME — but a bad deal for you.
ICE HAS A DEMONSTRABLY STRONGER CURRENCY
CME has consistently tried to talk down the value of ICE’s stock by dismissing ICE’s superior growth rate and strong fundamentals. The fact is that ICE has been growing rapidly and profitably, both organically and through strategic acquisitions — which is reflected in its strong share price appreciation. Yet ICE shares continue to trade at a lower multiple than CME which indicates future upside. The CME doesn’t want you to realize that its growth rate is lower, its multiple is higher, and its stock is less liquid.
This graph demonstrates how ICE has created more value for stockholders than CME. Which stock would you rather own?

•	ICE CREATES MORE VALUE:
•	Since ICE proposed to merge with CBOT in March, CBOT shares are up by $34.33 per share, increasing value for CBOT stockholders by $1.8 billion.

•	Since going public, ICE shares are up 460% versus only 37% for the CME over the same period.

•	ICE’s stock offers greater liquidity: average dollar volume traded in 2007 is $583 million per day for ICE vs. only $375 million per day for CME.

•	In response to member requests for a cash option, ICE enhanced its all-stock offer to include a $2.5 billion cash election.

•	ICE worked with the CBOE to craft a win-win solution to the exercise right issue — only after ICE took this innovative action did CME attempt to copy ICE with an inferior version of the ICE/CBOE proposal to CBOT members.
•	ICE HAS CONTINUED TO DEMONSTRATE VISION & LEADERSHIP:
•	Quickly and successfully integrated the NYBOT acquisition, generating record trading volume

•	Acquired the exclusive license for Russell Index futures — these are longtime CME-traded products

•	Partnered with NGX to offer NGX’s contracts on ICE’s platform and bring NGX’s capabilities for physical settlement of energy contracts to the U.S.

•	Announced the acquisition of ChemConnect’s trading business

•	Announced the acquisition of Winnipeg Commodity Exchange and its leading canola futures product
ICE’s management is committed to the success of an ICE/CBOT merger, and will apply to the combined company the innovation and leadership that has made ICE the fastest growing derivative exchange in the world. An ICE/CBOT combination is an important step in creating the world’s leading derivative exchange. ICE is committed to continue innovating and creating new markets instead of relying solely on the protection of large market positions in developed products.
INTEGRATION RISK IS A RED HERRING — JUDGE THE FACTS FOR YOURSELF
Rather than paying you what CBOT is worth, CME and your Board have attempted to push through their below-market transaction by attacking an ICE/CBOT merger as risky and a threat to your franchise and livelihood. Let’s look at the facts:
•	In 2006, the ICE system was available 99.99% of the time, among the best records in the industry.

•	The ICE platform is available 7 days a week, 23 hours a day.

•	ICE currently averages 27 milliseconds for a round-trip futures trade and expects to improve to 7 milliseconds by August. A CME round trip averages 31 milliseconds.

•	Multiple distribution points make ICE the world’s most accessible trading platform.

•	ICE is built on new — not legacy — technologies, yielding greater cost efficiencies, high reliability, performance, speed and functionality. All at the lowest possible cost, which is critical for competitiveness in global markets.

•	The previous integration of CBOT clearing into the CME common clearing link was complicated, but was accomplished in only nine months. It is disingenuous of CBOT and CME to claim we will be unable to integrate these platforms in a timely fashion.
Why would ICE jeopardize over $10 billion of market capitalization if a merger with CBOT were truly risky?
ICE’s senior management has a lot of skin in the game. We own over 2.8 million ICE shares, or more than 4.1% of the Company, and are personally invested in the success of ICE and a combined ICE/CBOT. Would ICE be pursuing this combination if we were not completely confident in our ability to integrate and grow a combined ICE/CBOT?

In sharp contrast, the combined ownership of CME by all 30 CME executive management and Board members is 356,797 shares, or only 1.0% of CME. The CEO and Chairman of CME together beneficially own all of 81,910 CME shares, or just 0.2% of CME, and most of these are options.
PRESERVE YOUR RIGHT TO OBTAIN FAIR VALUE FOR YOUR EXCHANGE!
VOTE “AGAINST” THE CME/CBOT TRANSACTION
If you want to protect your opportunity to receive more value for your shares through the ICE proposal, we urge you to reject the undervalued CBOT sale to CME. A distinguished institution such as CBOT, its stockholders, and its members deserve better.
On behalf of the ICE Board and management team, thank you for your continued support.
Sincerely,
Jeffrey C. Sprecher
Chairman and Chief Executive Officer
IntercontinentalExchange, Inc.

VOTE AGAINST THE CME PROPOSAL TODAY!

Even if you have already returned a proxy you have every right to change your vote. Only your latest dated vote will count. We urge CBOT Stockholders to vote
AGAINST the CME’s below-market offer.

If you have any questions, please contact:

M&A Incorporated

Toll-Free at: (877) 800-5187
Additional Information
More information about the ICE proposal is available on the ICE website at www.theice.com under About ICE/Investor Relations and at www.theicecbot.com. In addition, ICE will post slides entitled “Revised Proposal to Acquire CBOT Holdings” dated June 12, 2007 to its website under About ICE/Investor Relations and on www.theicecbot.com.
About IntercontinentalExchange
IntercontinentalExchange® (NYSE: ICE) operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as agricultural commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. ICE® conducts its energy futures markets through its U.K. regulated London-based subsidiary, ICE Futures, Europe’s leading energy exchange. ICE Futures offers liquid markets in the world’s leading oil benchmarks, Brent Crude futures and West Texas Intermediate (WTI) Crude futures, trading nearly half of the world’s global crude futures by volume of commodity traded. ICE conducts its agricultural commodity futures and options markets through its U.S. regulated subsidiary, the New York Board of Trade®. For more than a century, the NYBOT® has provided global markets for food, fiber and financial products. ICE was added to the Russell 1000® Index on June 30, 2006. Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore. For more information, please visit www.theice.com and www.nybot.com.
Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release.
Important Information About the Proposed Transaction and Where to Find It:

This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
ICE has filed a proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents, as they contain important information. Investors are able to obtain a free copy of the proxy statement with respect to the special meeting without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement with respect to the special meeting may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer) and Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications).
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.
Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.
Contact:
IntercontinentalExchange:
Kelly Loeffler
VP, Investor Relations and Corporate Communications
(770) 857-4726
kelly.loeffler@theice.com
Sard Verbinnen & Co
Jim Barron/Kara Findlay
(212) 687-8080
Brad Wilks
(312) 895-4700
Crystal Clear Communications
Ellen G. Resnick
(773) 929-9292; (312) 399-9295 (c)
eresnick@crystalclearPR.com